Exhibit 99.2

Gazit-Globe Ltd. (the “Company”)

Registration Number: 520033234

Securities of Corporations Listed For Trading on the Tel Aviv Stock Exchange

Name of Issuer: Gazit-Globe Ltd.

Street: 1 Hashalom Road, Tel-Aviv Israel 67892

Telephone: 972-3-694-8000 Fax: 972-3-696-1910

E-Mail: www.gazitglobe.com

To:	To:
Securities Exchange Commission	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report regarding the Changes in Holdings of Interested Parties, Officers, Directors

Regulation 33(a) of the Securities Regulations (Immediate and Periodic Reports), 1970

A

Name: Chaim Ben-Dor

ID Number: 010178416

Type of Holder: Director

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport.

1.	Security Identification Code of shares on the stock exchange held by the Holder: 1260405

Name and Type of Security: Debenture Series F

Type of Change: Partial Redemption

Date of Change: December 31, 2012

Are the shares held by the Holder considered to be Treasury Shares? No.

Previous Balance: 2,385,346 Debentures

Holding Percentage of this type of Securities on the last report: 0.21%

Change in number of Securities: -596,336.50 Debentures

Current Balance: 1,789,009.50 Debentures

Current Holding Percentage of this type of Securities: 0.21%

Current Holding Percentage of Share Capital and Voting Rights: 0.05%

Current Holding Percentage of Share Capital and Voting Rights on a Fully Diluted Basis: 0.05%

2.	Security Identification Code of shares on the stock exchange held by the Holder: 1260546

Name and Type of Security: Debenture Series K

Type of Change: Purchase of Debentures

Date of Change: December 31, 2012

Are the shares held by the Holder considered to be Treasury Shares? No.

Previous Balance: 0 Debentures

Holding Percentage of this type of Securities on the last report: 0.00%

Change in number of Securities: 445,400 Debentures

Current Balance: 445,400 Debentures

Current Holding Percentage of this type of Securities: 0.03%

Current Holding Percentage of Share Capital and Voting Rights: 0.05%

Current Holding Percentage of Share Capital and Voting Rights on a Fully Diluted Basis: 0.05%

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.